Exhibit H6

Amendment to

Appendix A

of the

Shareholder Servicing Agreement

As amended December 9, 2019

SHAREHOLDER SERVICING AGREEMENT ANNUAL FEE RATES

Fund	Annual Fee Rate (as percentage of average daily net assets)
BBH Limited Duration Fund – Class N	0.20%
BBH U.S. Government Money Market Fund – Regular Shares	0.20%
BBH Intermediate Municipal Bond Fund – Class N	0.20%
BBH Global Core Select – Class N	0.20%
BBH Global Core Select – Retail Class	0.20%
BBH Income Fund – Class N	0.20%